January 25, 2023

Ms. Aamira Chaudhry and Mr. Lyn Shenk

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Foot Locker, Inc.

Form 10-K for Fiscal Year Ended January 29, 2022 Filed March 24, 2022

Form 8-K

Filed November 18, 2022

File No. 001-10299

Dear Ladies and Gentlemen:

Please find our response below to the comment letter dated January 19, 2023 relating to the Form 10-K for Fiscal Year Ended January 29, 2022 and Form 8-K filed November 18, 2022 of Foot Locker, Inc. (herein referred to as the “Company,” “we,” or “our”).

To assist your review, we have retyped the text of the Staff’s comments below.

Form 8-K filed on November 18, 2022

Exhibit 99.2 - Investor Presentation, page 4

1. We note you present Non-GAAP EPS. However, you have not provided the Non-GAAP disclosure required by Item 10(e)(1)(i) of Regulation S-K. Please revise accordingly.

Response

We acknowledge the Staff’s comment and confirm that in future investor presentations we will provide a reconciliation of non-GAAP EPS to GAAP EPS, along with reconciliations of any other non-GAAP measures, in accordance with Regulation G.

Foot Locker, Inc. 330 West 34th Street New York NY 10001 Tel. 212.720.3700

January 25, 2023

Foot Locker, Inc. – Commission File No. 001-10299

As requested by the Staff, the Company acknowledges that, with respect to the filing made by the Company:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses your comment. Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at 212-720-3896.

Sincerely,

/s/ Giovanna Cipriano

Senior Vice President and

Chief Accounting Officer

cc:Guillermo Marmol

Chairman of the Audit Committee

Mary Dillon

President and Chief Executive Officer

Andrew Page

Executive Vice President and Chief Financial Officer

Sheilagh Clarke

Executive Vice President, General Counsel and Secretary